THE LAW OFFICES OF

THOMAS C. COOK

ATTORNEY AND COUNSELOR AT LAW

10470 W. CHEYENNE AVENUE, SUITE 530, PMB 303

LAS VEGAS, NEVADA 89129

(702) 524-9151

tccesq@aol.com

April 27, 2021

Edwin Kim, Attorney Advisor

U.S. Securities and Exchange Commission

Division of Corp. Finance, Office of Technology

Washington, DC 20549

Re:	Findit, Inc.
Registration Statement on Form S-1
Filed March 11, 2021
File No. 333-254128

Dear Sirs:

We have received your comment letter dated April 7, 2021. Below are our responses to your comments, and we have amended our Registration Statement on Form S-1 accordingly.

Registration Statement on Form S-1 filed on March 11, 2021

Use of Proceeds, page 19

1. Please provide a description of your estimated use of your net offering proceeds at the varying levels of funds raised. While we note that you will have discretion as to how net offering proceeds are used, please show how the funds will be allocated to implement your growth and business plans.

Answer: We have added a description of our estimated use of our net offering proceeds will be allocated at $1,000,000 raised, $2,000,000 raised, and $3,000,000 raised.

Description of Business, page 28

2. Please clarify the amount of revenue that you generate through your Findit App and Findit members, your CBD oil business, and revenue for services unrelated to the Findit App or CBD oil.

Answer: We have clarified the amount of revenue that we generate through our Findit App and Findit members, our CBD oil business, and revenue for services unrelated to the Findit App or CBD oil as requested.

3. With respect to your Findit App, please clarify the number of downloads of your Findit App, define the term Findit members, quantify the number of Findit members, and disclose the number of Findit members who generated revenues in fiscal year 2020. Further, please clarify how you determine if Findit members are active members that regularly use your app and services.

Answer: We have clarified the number of downloads of our Findit app, defined the term Findit members, quantified the number of Findit members, and disclosed the number of Findit members who generated revenues in fiscal year 2020 on page 30. We do not determine at this time which members are active and which members are inactive. We currently do not have code written that provides these analytics.

4. Your disclosure references the number of active users of several social media websites and the market capitalizations of those companies. Please explain whether you have a relationship with Facebook, Pinterest, Twitter, Linkedin, Instagram and Snapchat, and, if not, why you believe that this information is material to investors.

Answer: We do not have a specific formal agreement with any of the social media websites listed. We do post to these sites from Findit and sometimes on behalf of our Findit customers/members that retain us for online marketing campaigns. We included the information of these social media websites that includes active users, market capitalization to provide investors with related companies in Findit's sector to see how small we are compared to the companies that are currently dominating the space and show them how competitive and risky this space is for a Findit without proper funding.

Management’s Discussion and Analysis or Plan of Operation

Summary Overview, page 37

5. Please include a separate section on Results of Operations describing the underlying cause for material changes in revenue and cost of revenues in order to provide investors a better understanding of your business as a whole. In this regard, please provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. Additionally, address why cost of revenue significantly declined as a percentage of revenue during 2020. Refer to item 303(a) of Regulation S-K.

Answer: The separate section on Results of Operations has been added as requested.

6. Please include a separate section on Liquidity and Capital Resources. Identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. If a material deficiency is identified, indicate the course of action that you have taken or plan to take to remedy the deficiency. Refer to Item 303(a)(1) of Regulation S-K

Answer: A separate section on Liquidity and Capital Resources has been added as requested.

Executive Compensation, page 41

7. You indicate that your executive officer and directors did not receive any compensation in 2019 and 2020. You further disclose on page 35 that you have no employees beyond your executive officer and directors. However, in Note 5 of your fiscal year 2020 financial statements, you describe receiving a $150,000 loan from the Small Business Administration’s Payroll Protection Program. Please discuss the basis on which you received the loan.

Answer: This note has been corrected to state that the loan was from the SBA Economic Injury Disaster Loan program (not PPP) and is not tied to payroll but rather is based on revenues.

Security Ownership of Certain Beneficial Owners and Management, page 43

8. Please add a voting power column that includes the votes for all of your voting securities voting as a single class. We note that your super voting rights for your Series A and Series B Preferred Stock will concentrate ownership with your President Raymond Firth and shares of entities affiliated with Holly Andrews. Please add a risk factor that addresses the risks associated with this concentration of ownership, such as the ability of Mr. Firth and Ms. Andrews to may make all material decisions regarding the operation and corporate governance of Findit, Inc. Discuss whether common stockholders have separate class voting rights for matters that affect their rights and privileges.

Answer: The voting power column and risk factor have been added as requested.

Certain Relationships and Related Transactions, page 44

9. Please provide a complete description of all of your related party transactions for the past 3 fiscal years, pursuant to Instruction 1 to Item 404 of Regulation S-K. We note that you have a list of undisclosed related party transactions for fiscal years 2019 and 2020 in Note 6 of your fiscal 202 financial statements. We also note that you list related party revenues and costs of goods sold in your income statement. Please also include all of these related party transactions and related party transactions from fiscal year 2018. Further, please ensure the related party for each transaction is identified and disclose all material terms of such agreements and arrangements.

Answer: Related Party transactions has been renting office space from Holly Andrews and building Classworx.com website. We have no other related party transactions dating back to 2018.

Experts, page 45

10. If true, please confirm to us and revise to name BF Burgers CPA PC as your auditors upon whom you relied as experts in accounting and auditing in connection with the accompanying financial statements.

Answer: Our auditors are BF Borgers CPA PC. “Burgers”, while tasty, was a misspelling and has been fixed.

Note 1 – Organization & Summary of Significant Accounting Policies

Basis of Presentation, page F-7

11. Please disclose your intended plans to mitigate the conditions that raise substantial doubt about your Company’s ability to continue as a going concern and your conclusion regarding their mitigating effect. Refer to ASC 205-40-50-6 through 10.

Answer: The requested disclosure has been made in Note 2, Going Concern.

12. We note your auditor refers to Note 2 to the financial statements in their audit report however, this note is missing from the financial statements. Please correct your financial statements accordingly.

Answer: Note 2 to the financial statements is included.

Recent Sales of Unregistered Securities, page II-2

13. Please provide a more detailed description of your sales of unregistered securities for the past 3 fiscal years, as required by Item 701 of Regulation S-K. For shares that were issued for services rendered, please provide a materially complete description of such services. For example, we note you issued shares to Calvin Corzine. Please clarify whether these shares were issued to promote your stock and/or app to a social media influencer.

Answer: A more detailed description of our sales of unregistered securities for the past 3 fiscal years as requested.

General

14. You have references to a selling shareholder or selling stockholders on your cover page and pages 23, 25, and II-1 of your registration statement, but do not provide any disclosure required under Item 507 of Regulation S-K. Please advise whether you intend for this registration statement to provide a resale offering for selling shareholders in addition to the primary offering 10,000,000 shares of common stock offered on a best efforts basis.

Answer: We do not intend for this registration statement to provide a resale offering for selling shareholders in addition to the primary offering. The references to a selling shareholder or selling stockholders on the cover page, page 23, page 25, and page II-1 have been removed.

15. We note that you intend to be an emerging growth company. In light of your current amount of revenue, please also clarify if you intend to be a smaller reporting company as well. We note you did not indicate so on your cover page. If so, please also provide a brief description of the scaled disclosure required for smaller reporting companies.

Answer: We have indicated on the cover page that we also intend to be a smaller reporting company, and have provided the requested brief description of the scaled disclosure required for smaller reporting companies on page 6 of the Registration Statement.

16. You disclose that you intend to be quoted on the OTCQB through a registered broker-dealer market maker. Please clarify prominently that your application to be quoted on the OTCQB may not be accepted and the result is your common stock will continue to be quoted on the OTC Pink.

Answer: We have added a risk factor stating that our application to be quoted on the OTCQB may not be accepted and the result will be that our common stock will continue to be quoted on the OTC Pink.

17. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

Answer: There are no written communications other than the prospectus.

Should you have any further questions or comments, please do not hesitate to contact me at the number and address above, including via email at tccesq@aol.com.

Sincerely,

/s/ Thomas C. Cook

Thomas C. Cook, Esq.